November 26, 2008

VIA FEDERAL EXPRESS AND EDGAR

Ms. Julia E. Griffith

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:	Cell Genesys, Inc.

Schedule TO-I filed on November 7, 2008

File No. 5-40835

Dear Ms. Griffith,

This letter is furnished in connection with the letter dated as of the date hereof, sent on behalf of Cell Genesys, Inc., a Delaware corporation (the “Company”) in response to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated November 25, 2008.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CELL GENESYS, INC.

/s/ Stephen A. Sherwin
Stephen A. Sherwin, M.D. Chairman of the Board and Chief Executive Officer

cc:	Samuel Zucker, Esq., O’Melveny & Myers LLP

Eric Sibbitt, Esq., O’Melveny & Myers LLP